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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                     (INFORMATION PURSUANT TO RULE 13D-101)

                                 CMP MEDIA INC.
                           (NAME OF SUBJECT COMPANY)

                             MFW ACQUISITION CORP.

                         MFW ACQUISITION HOLDINGS CORP.
                                   (BIDDERS)

                     CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   125891101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ANNE W. GURNSEY, ESQ.
                            UNITED NEWS & MEDIA INC.
                        32 UNION SQUARE EAST, 5TH FLOOR
                               NEW YORK, NY 10003

                                 (212) 358-6750
                            ------------------------

                                    COPY TO:

                             JAMES E. ABBOTT, ESQ.
                           CARTER, LEDYARD & MILBURN
                                 2 WALL STREET
                               NEW YORK, NY 10005
                                 (212) 732-3200

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                 APRIL 29, 1999
       (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)

                           CALCULATION OF FILING FEE

Transaction valuation: $948,852,469*

Amount of filing fee: $189,770

------------------------

*          For purposes of calculating amount of fee only. This amount assumes the purchase of (i)
           12,948,956 shares of Class A Common Stock and 10,152,810 shares of Class B Common Stock of
           CMP Media Inc., representing all outstanding shares of each class as of April 28, 1999, at a price of $39.00 per share, (ii) 1,795,093 shares of Class A Common Stock of CMP Media Inc., representing the number of shares issuable upon the exercise of all outstanding options to acquire shares of CMP Media Inc. as of April 28, 1999, at a price of $39.00 per share minus the aggregate exercise price of such options, and (iii) 20,418 shares of Class A Common
           Stock of CMP Media Inc., representing the estimated number of shares issuable to participants in CMP Media Inc.'s Employee Stock Purchase Plan as of April 28, 1999, at a
           price of $39.00 per share.

[ ]        Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                      Filing Party: N/A
Form or Registration No.: N/A                    Date Filed: N/A

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                             SCHEDULE 14D-1 AND 13D

CUSIP NO.: 125891101

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(1) NAME OF REPORTING PERSONS:  MFW ACQUISITION CORP.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  NOT AVAILABLE

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                                         (A) / /

                                                                         (B) / /
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(3) SEC USE ONLY

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(4) SOURCE OF FUNDS (SEE INSTRUCTIONS):

    AF
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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(E) OR 2(F)

                                                                             / /
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(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

    DELAWARE
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(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    2,248,708*+
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(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS):

                                                                             / /
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(9) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):

    15.2%*+
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(10) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    CO
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
                             SCHEDULE 14D-1 AND 13D

CUSIP NO.: 125891101

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(1) NAME OF REPORTING PERSONS:  MFW ACQUISITION HOLDINGS CORP.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  NOT AVAILABLE

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                                         (A) / /

                                                                         (B) / /
--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS):

    AF
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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

    DELAWARE
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(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    2,248,708*+
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(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS):

                                                                             / /
--------------------------------------------------------------------------------

(9) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):

    15.2%*+
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(10) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    CO, HC
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
------------------------

* This Statement on Schedule 14D-1 relates to the offer by MFW Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of MFW Acquisition Holdings Corp., a Delaware corporation ("Parent"), to purchase all outstanding shares of Class A Common Stock, par value $.01 per share ("Class A Shares"), of CMP Media Inc. (the "Company"), at a price of $39.00 per Share, net to the seller in cash (the "Cash Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 1999 (the "Offer to Purchase") and related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (the "Offer"). Merger Sub simultaneously is offering to purchase all outstanding shares of Class B Common Stock, par value $.01 per share ("Class B Shares" and, collectively with the Class A Shares, "Shares"), of the Company at the Cash Price, upon the terms and subject to the conditions set forth in the Offer.

    On April 28, 1999, Merger Sub, the Company, Miller Freeman Worldwide plc and United News & Media plc entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, subject to certain terms and conditions, Merger Sub agreed to commence the Offer, and, following consummation thereof, to merge with and into the Company. In connection with the Merger Agreement, Merger Sub and certain stockholders of the Company beneficially owning in the aggregate 2,248,708 Class A Shares and 10,152,810 Class B Shares (representing approximately 15.2% of Class A Shares and approximately 49.8% of the voting power of the Shares, after giving effect to the conversion of such Class B Shares into Class A Shares, in each case on a fully diluted basis) entered into a Tender and Voting Agreement dated as of April 28, 1999 (the "Tender and Voting Agreement"), pursuant to which, among other things, each such stockholder has agreed to tender all such Shares pursuant to the Offer and not to withdraw such Shares as long as the Tender and Voting Agreement remains in effect, and to vote such Shares in favor of the Merger. Copies of the Merger Agreement and the Tender and Voting Agreement have been filed as Exhibit (c)(1) and Exhibit (c)(2), respectively, to this Schedule 14D-1 and 13D, and are incorporated herein by reference.

    This Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Merger Sub of beneficial ownership of the Shares subject to the Tender and Voting Agreement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

+ The Class B Shares are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is CMP Media Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 600 Community Drive, Manhasset, New York 11030.

    (b) This Statement on Schedule 14D-1 relates to the offer by Merger Sub to purchase all outstanding Class A Shares, at the Cash Price, upon the terms and subject to the conditions set forth in the Offer. Merger Sub simultaneously is offering to purchase all outstanding Class B Shares at the Cash Price, upon the terms and subject to the conditions set forth in the Offer. Based upon information provided by the Company, there were 12,948,956 Class A Shares and 10,152,810 Class B Shares outstanding as of April 28, 1999. The information set forth in the introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Section 6. Price Range of the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d), (g) This statement is being filed by Parent and Merger Sub. The information concerning the name, state or other place of organization, its principal business and the address of its principal office with respect to each of Parent and Merger Sub are set forth in the Introduction and "Section 8. Certain

Information Concerning Merger Sub and Parent" of the Offer to Purchase, and such information is incorporated herein by reference.

    (e)-(f) During the last five years, neither Merger Sub nor Parent nor, to the best knowledge of Merger Sub and Parent, any of the persons listed on
Schedule I to the Offer to Purchase, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Tender and Voting Agreement;" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in "Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Tender and Voting Agreement" and "Section 11. Purpose of the Offer; Plans for the Surviving Corporation after the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in "Section 6. Price Range of the Shares" and "Section 13. Effect of the Offer on Market for Shares; Nasdaq Listing; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth in the Introduction, "Section 8. Certain Information Concerning Merger Sub and Parent" and "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Tender and Voting Agreement" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Introduction, "Section 8. Certain Information Concerning Merger Sub and Parent" and "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Tender and Voting Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, "Section 8. Certain Information Concerning Merger Sub and Parent," and "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Tender and Voting Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in "Section 8. Certain Information Concerning Merger Sub and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in the Introduction, "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Tender and Voting Agreement" of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) The information set forth in "Section 15. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "Section 13. Effect of the Offer on Market for Shares; Nasdaq Listing; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL FILED AS EXHIBITS.

    (a)(1) Offer to Purchase, dated May 6, 1999

    (a)(2) Letter of Transmittal

    (a)(3) Notice of Guaranteed Delivery

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

    (a)(7) Press release dated April 29, 1999

    (a)(8) Summary advertisement dated May 6, 1999

    (b) Letter agreement dated April 29, 1999 between Lloyds Bank Plc and United News & Media plc

    (c)(1) Agreement and Plan of Merger dated as of April 28, 1999 among United News & Media plc, Miller Freeman Worldwide plc, MFW Acquisition Corp. and CMP Media Inc.

    (c)(2) Tender and Voting Agreement dated as of April 28, 1999 among MFW Acquisition Corp. and certain shareholders of CMP Media, Inc.

    (d) None.

    (e) Not applicable.

    (f) Not applicable.

                                   SIGNATURE

    After due and reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 1999

                                MFW ACQUISITION CORP.

                                By:              /s/ DONALD PAZOUR
                                     -----------------------------------------
                                                Name: Donald Pazour
                                           Title: CHIEF EXECUTIVE OFFICER

                                MFW ACQUISITION HOLDINGS CORP.

                                By:              /s/ DONALD PAZOUR
                                     -----------------------------------------
                                                Name: Donald Pazour
                                           Title: CHIEF EXECUTIVE OFFICER

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
                                                                                                        PAGE NO. IN
  EXHIBIT                                                                                              SEQUENTIALLY
    NO.                                              TITLE                                           NUMBERED SCHEDULE
-----------  -------------------------------------------------------------------------------------  -------------------
    (a)(1)   Offer to Purchase, dated May 6, 1999.................................................

    (a)(2)   Letter of Transmittal................................................................

    (a)(3)   Notice of Guaranteed Delivery........................................................

    (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.....

    (a)(5)   Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to
             their Clients........................................................................

    (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form
             W-9..................................................................................

    (a)(7)   Press release, dated April 29, 1999..................................................

    (a)(8)   Summary advertisement dated May 6, 1999..............................................

       (b)   Letter Agreement dated April 29, 1999 between Lloyds Bank Plc and United News & Media plc..................................................................................

    (c)(1)   Agreement and Plan of Merger, dated as of April 28, 1999, among United News & Media plc, Miller Freeman Worldwide plc, MFW Acquisition Corp. and CMP Media Inc...........

    (c)(2)   Tender and Voting Agreement dated as of April 28, 1999 among MFW Acquisition Corp.
             and certain shareholders of CMP Media, Inc...........................................